UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Patricia ACQUISITION CORP.

(Exact name of Registrant as specified in its charter)

Delaware	000- 56237	85-3844872
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2255 Glades Road

Suite 324A

Boca Raton, Florida 33431
(Address of Principal Executive Offices, including Zip Code)

+1-561-989-2208
(Registrant’s telephone number, including area code)

Approximate Date of Mailing: May 13, 2022

Patricia Acquisition Corp.

2255 Glades Road, Suite 324A

Boca Raton, FL 33431
Tel: +1-561-989-2208

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
REPORT OF CHANGE IN MAJORITY OF DIRECTORS

May 13, 2022

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.0001 per share, of Patricia Acquisition Corp., a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF PATRICIA ACQUISITION CORP. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact Ian Jacobs, Chief Executive Officer, President, Chief Financial Officer, Secretary and Director of Patricia Acquisition Corp., 2255 Glades Road, Suite 324A, Boca Raton, Florida; telephone: +1-561-989-2208.

By Order of the Board of Directors,

/s/ Ian Jacobs
President, Chief Executive Officer, Chief Financial Officer, Secretary and Director

Boca Raton, Florida

May 13, 2022

INTRODUCTION

This Information Statement is being mailed on or about May 13, 2022, to the holders of record as of May 13, 2022, of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Patricia Acquisition Corp. a Delaware corporation (the “Company,” “we,” “us,” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement relates to an anticipated change in the composition of our Board of Directors (the “Board”) that is expected to occur in connection with a proposed merger to be completed by and among the Company, a newly formed wholly-owned subsidiary of the Company (“Merger Sub”), and HashWatt, Inc., a privately held Delaware corporation (“HashWatt”), pursuant to which Merger Sub would merge with and into HashWatt, with HashWatt continuing as the surviving entity (the “Merger”) and as our wholly-owned subsidiary. The Merger would occur pursuant to an Agreement and Plan of Merger and Reorganization expected to be entered into by and among the Company, HashWatt and Merger Sub (the “Merger Agreement”). In connection with the Merger, the Company intends to change its name to “HashWatt, Inc.”

Pursuant to the terms of the proposed Merger Agreement, it is expected that all outstanding shares of capital stock of HashWatt, will be converted into shares of our Common Stock, such that the holders of HashWatt equity before the proposed Merger will own approximately 89.4% of the outstanding shares of our Common Stock after the Merger (before giving effect to a potential private placement offering of Common Stock by the Company that we expect will be consummated simultaneously with or immediately after the proposed Merger (the “Proposed Offering”)).

The proposed Merger Agreement contemplates a change in the composition of the entire Board at the closing of the Merger (the “Effective Time”), which will be no earlier than the tenth day following the date this Schedule 14F-1 is filed with the Securities and Exchange Commission (the “SEC”) and mailed to our stockholders. Pursuant to the terms of the proposed Merger Agreement, immediately following the Effective Time, the Board, which currently consists of Ian Jacobs and Mark Tompkins, will increase the size of the Board to five persons and appoint Derek N. Pew, J. Kenyon Hayward, Linda M. Fonner, Andrei Kirilenko and R. Rudolph Reinfrank as directors to serve on the Board, and Mr. Jacobs and Mr. Tompkins will resign from all officer and director positions with the Company, as applicable, immediately prior to such appointments taking effect.

The foregoing description of the proposed Merger Agreement does not purport to be complete and is qualified in its entirety by the terms of the actual Merger Agreement, which has yet to be completed and executed. We plan to file a copy of the executed version of the Merger Agreement as an exhibit to a Current Report on Form 8-K that will be filed with the SEC following execution of such agreement.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require that we mail to our stockholders of record the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors will not occur until at least ten (10) days following the mailing of this Information Statement.

Please read this Information Statement carefully. It describes the terms of the proposed Merger Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the proposed Merger. All Company filings and exhibits thereto are available to the public at the SEC’s website at http://www.sec.gov.

VOTING SECURITIES

As of the date of this Information Statement, our Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders. Each share of Common Stock entitles the holder thereof to one vote. As of May 13, 2022, there were 5,000,000 shares of our Common Stock issued and outstanding. No vote or other action of our stockholders is required in connection with this Information Statement.

CHANGE OF CONTROL

Pursuant to the terms of the proposed Merger Agreement by and among the Company, Merger Sub and HashWatt, at the Effective Time of the Merger, HashWatt will become our wholly-owned subsidiary.

The transactions contemplated by the proposed Merger Agreement are intended to be a reorganization pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

We anticipate that the shares of our Common Stock to be issued in connection with the proposed Merger will be issued in reliance upon exemptions from registration pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D under the Securities Act.

As described above, the proposed Merger Agreement contemplates a change in the composition of the entire Board at the Effective Time. Pursuant to the terms of the proposed Merger Agreement, immediately following the Effective Time, the Board, which currently consists of Ian Jacobs and Mark Tompkins, will increase the size of the Board to five and appoint Derek N. Pew, J. Kenyon Hayward, Linda M. Fonner, Andrei Kirilenko and R. Rudolph Reinfrank to serve on the Board, and Mr. Jacobs and Mr. Tompkins will resign from all officer and director positions with the Company, as applicable, immediately prior to such appointments taking effect. Because of the issuance of securities contemplated by the proposed Merger Agreement as well as the election of the directors proposed to take office as of the Effective Time, the consummation of the proposed Merger would result in a change-of-control of the Company.

Our completion of the transactions contemplated under the proposed Merger Agreement is subject to the execution and delivery of the proposed Merger Agreement by the parties thereto and to the satisfaction of the conditions to closing to be set forth in the proposed Merger Agreement, including, among other things, preparation, filing and distribution to our stockholders of this Information Statement. There can be no assurance that the proposed Merger Agreement will be executed and delivered or that the Merger will be completed.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current directors and executive officer and our proposed directors and executive officers after completing the transactions contemplated by the proposed Merger Agreement. If any proposed director listed in the tables below should become unavailable for any reason, which we do not currently anticipate, the directors will vote for any substitute nominee or nominees who may be designated by HashWatt prior to the Effective Time.

Current Directors and Executive Officer

The following table sets forth certain information regarding our current directors and executive officer as of the date of this Information Statement:

Name	Age	Position
Ian Jacobs	45	Chief Executive Officer, President, Chief Financial Officer, Secretary and Director

Mark Tompkins	59	Director

Ian Jacobs has served as the Company’s President, Secretary, Chief Executive Officer, Chief Financial Officer and Director since inception. Mr. Jacobs has also served as President, Secretary, Chief Executive Officer, Chief Financial Officer, and as a Director of Venetian-1 Acquisition Corp since September 24, 2021, of Aspen-1 Acquisition Corp since December 10, 2021, and of Surfside Acquisition Inc since December 10, 2021 . Mr. Jacobs previously served as the President, Secretary, Chief Executive Officer, Chief Financial Officer and Director of Max-1 Acquisition Corporation, now known as Exicure, Inc., from February 2017 until September 2017, of Lola One Acquisition Corporation, now known as Amesite Inc., from April 2017 until April 2018, of Peninsula Acquisition Corporation, now known as Transphorm, Inc., from June 2017 to February 2020, of Olivia Ventures, Inc., now known as Compass Therapeutics, Inc., from March 2018 to June 2020, of Malo Holdings Corporation, now known as Augmedix, Inc., from December 2018 to October 2020, of Parasol Investments Corporation, now known as SmartKem, Inc., from May 2020 to February 2021, of Parc Investments Inc., now known as Aeluma, Inc., from October 2020 to June 2021, and of Laffin Acquisition, now known as Guerrilla RF, Inc., from November 2020 until October 2021. Mr. Jacobs has also been an associate of Montrose Capital Partners Limited, or Montrose Capital, since 2008. Montrose Capital is a privately held company, which focuses on identifying public markets venture capital investment opportunities in high growth early stage companies. Montrose Capital is a sector agnostic privately held firm which has identified and invested, through its principal owners, in a wide spectrum of global industries, including in biotechnology, specialty pharmaceuticals, medical devices, robotics, and technology. Mr. Jacobs received a B.S. in Finance from the University of South Florida. Mr. Jacobs’ past experience identifying investment opportunities and investing in early stage companies will be beneficial to the Company as its seeks to identify a business combination target which led to the conclusion that he should serve as a director of the Company.

Mark Tompkins has served as a Director of the Company since inception. Mr. Tompkins has also served as a Director of Venetian-1 Acquisition Corp since December 12, 2021, of Aspen-1 Acquisition Corp since December 10, 2021, and of Surfside Acquisition Inc since December 10, 2021 . Mr. Tompkins previously served as a Director of Max-1 Acquisition Corporation, now known as Exicure, Inc., from February 2017 until September 2017, of Lola One Acquisition Corporation, now known as Amesite Inc., from April 2017 until April 2018, of Peninsula Acquisition Corporation, now known as Transphorm, Inc., from June 2017 to February 2020, of Olivia Ventures, Inc., now known as Compass Therapeutics, Inc., from March 2018 to June 2020, of Malo Holdings Corporation, now known as Augmedix, Inc., from December 2018 to October 2020, of Parasol Investments Corporation, now known as SmartKem, Inc., from May 2020 to February 2021, of Parc Investments Inc., now known as Aeluma, Inc., from October 2020 to June 2021, and of Laffin Acquisition, now known as Guerrilla RF, Inc., from November 2020 until October 2021. Mr. Tompkins is a founder of Montrose Capital and has served as its President since its inception in 2001. Montrose Capital is a privately held company, which focuses on identifying public markets venture capital investment opportunities in high growth early stage companies. Montrose Capital is a sector agnostic privately held firm which has identified and invested, through its principal owners, in a wide spectrum of global industries, including in biotechnology, specialty pharmaceuticals, medical devices, robotics, and technology. Mr. Tompkins’ past experience identifying investment opportunities and investing in early stage companies will be beneficial to the Company as its seeks to identify a business combination target which led to the conclusion that he should serve as a director of the Company.

Directors and Executive Officers Following the Merger

Upon the consummation of the Merger, the following individuals are expected to be appointed to the Board and executive management of the Company:

Name	Age	Position(s)
Executive Officers
Derek N. Pew	55	Executive Chairman and Director
J. Kenyon Hayward	63	President, Chief Executive Officer and Director
Joseph Thompson	57	Chief Financial Officer
Michael Burns	49	Chief Investment Officer
Joshua S. Robinson	42	Chief Technology Officer

Non-Employee Directors
Linda M. Fonner	55	Director
Andrei Kirilenko	54	Director
R. Rudolph Reinfrank	66	Director

Executive Officers

Derek N. Pew co-founded HashWatt in December 2017 and has been Executive Chairman and a director since that time. Prior to co-founding HashWatt, Inc., Mr. Pew was an independent investor and served as Chief Executive Officer of MediaCast Holdings, LLC, a media distribution company created to serve the needs of cultural and performing arts entities, which he co-founded in 2009. Prior to that, Mr. Pew served as a Director and Chief Executive Officer of Network Acquisition Company which was formed to acquire the assets of Wireless Philadelphia. In 2017, Mr. Pew also co-founded Harena Data, Inc., a sanctioned esports play program development company and has served as its Chairman since that time. In 2020, Mr. Pew assumed the role of acting Chief Executive Officer of Harena Data, a role he continues to hold. Mr. Pew received his A.B. from Dartmouth College and his J.D. from The Law School at the University of Pennsylvania where he was an articles editor of the Law Review and took the majority of his third-year courses from the Wharton School at the University of Pennsylvania. Mr. Pew has served on a number of charitable boards including the Board of Overseers of The Law School at the University of Pennsylvania, the Board of Trustees of the Free Library of Philadelphia Foundation, the Board of Trustees of the Agnes Irwin School and The Board of Directors of the Philadelphia Orchestra Foundation. We believe that Mr. Pew is qualified to serve on our board of directors due to his perspective and experience as our Executive Chairman, one of our co-founders and an investor in and executive officer of high-growth technology companies.

J. Kenyon Hayward co-founded HashWatt in December 2017 and has been Chief Executive Officer since that time. He has spent more than eight years in the bitcoin investment/blockchain trading field, and began mining bitcoin himself in 2016. Mr. Hayward has been a founder and/or chief executive officer of many companies for over 35 years. Prior to founding HashWatt, he was a Global Account Executive at SAP Americas in its Cloud Platform Business, from 2013 to 2017. He was Chief Executive Officer of vcopious META, a virtual environment software platform company, from December 2009 to November 2012, and Chief Executive Officer of Redlasso, a digital media video search syndication platform, from February 2006 to September 2008, and worked with various early stage companies prior to that. Mr. Hayward was Chairman of Wire One Technology, Inc., which was formed when V-SPAN, Inc. was acquired in November 2004. Mr. Hayward founded V-SPAN, a leading global cloud videoconferencing/web conferencing data center/network services firm that is now BT Conferencing, in 1995, and served as its Chairman and Chief Executive Officer until November 2004. He also was a Co-Founder and Vice President Sales, of Advanced Voice Systems, Inc. (ASYNC), a digital voice store and forward ASP acquired by Telecom USA/MCI. Mr. Hayward received his B.A. in Business from the University of Northern Colorado. He has served on a number of boards, including the regional boards of Habitat for Humanity and Network for Teaching Entrepreneurship (NFTE), and is past President of Brodhead Watershed Association. We believe that Mr. Hayward is qualified to serve on our board of directors due to his perspective and experience as our Chief Executive Officer and one of our co-founders, his experience as a founder/CEO in building successful large-scale technology companies, and his extensive involvement with bitcoin and other cryptocurrencies.

Joseph Thompson will become Chief Financial Officer of HashWatt at the time of the Merger. He has served as a financial consultant to HashWatt since December 2019, through QFT Analytics LLC, a consulting firm that provides quantitative financial and business modeling and outside controller services, which he co-founded in 2013. From June 2021 to December 2021, he also consulted with Intelligent Analytics Corp. where he advised on marketing, product-market fit, and related matters. Mr. Thompson served as Chief Technology Officer of Safetonet Limited, a cyber-safety business focused on protecting children from online harms, from 2021 to 2022, joining the company upon its acquisition of Content Watch Holdings, Inc. He served as Chief Executive Officer, and prior to that Chief Technology Officer, of Content Watch Holdings, Inc., a SaaS company that marketed Net Nanny™ parental control software, from 2017 to 2021. Mr. Thompson was Director of Research for Jacobi Capital Management, where he developed quantitative investment strategies, from 2013 to 2016. Prior to that, he was a venture partner at Alara Capital and co-founded its hedge fund and activist investing practice. Mr. Thompson co-founded and served as Chief Technology Officer of Circadiant Systems (acquired by JDS Uniphase Corporation in 2008), a venture capital-backed test and measurement company that designed and manufactured instrumentation for optical communication. He also served as a Member of Technical Staff at Lucent Technologies, where he designed analog RF optoelectronic components for high speed optical communication, and as a researcher with the University of Maryland. Mr. Thompson has been the Chairman of the Board of Giga-tronics, Incorporated, a public company focused on subsystems and test systems used for military defense applications and electronic warfare, since 2016 and a board member since 2011. He is a member of the Audit and Nominating and Governance Committees of Giga-tronics and served as its Acting Chief Executive Officer from August 2016 until June 2017. Mr. Thompson graduated summa cum laude with a B.S. in Physics from University of North Carolina at Charlotte and holds a Ph.D. in Particle Physics from Stony Brook University. He graduated as a Palmer Scholar with an M.B.A. in Finance from the Wharton School of the University of Pennsylvania.

Michael Burns became Chief Investment Officer of HashWatt in May 2022. He has served on its board of directors from December 2019 until the Merger. Mr. Burns has experience as a co-founder, investor and executive of multiple venture-backed technology companies. He has been a partner at Murray Hill Group, an investment management company focused on strategic technologies, since 2019, and a co-founder and Chairman of iDEAL Semiconductor, a power semiconductor company, since 2018. He was a partner at Alara Capital Partners from 2011 to 2019, and served in several executive positions with Content Watch Holdings, Inc., a SaaS company that marketed Net Nanny™ parental control software, from 2016 to 2018. Mr. Burns was a Managing Director at Guggenheim Partners from 2006 to 2011, and at TL Ventures from 2002 to 2006. He was part of the founding team and ran business development at Agere, a pioneer in network processor ASICs, and at Traffic.com, a provider of data and technology used to enable dynamic route guidance. Earlier he was a program manager for Lockheed Martin Naval Systems. He voluntarily served as an officer in the U.S. Navy Reserve for 12 years after the 9/11 attacks. Mr. Burns graduated with a B.S. in Finance from the Wharton School of the University of Pennsylvania, where he was a Benjamin Franklin Scholar, and a B.S.E.E. and M.S.E.E in Electrical Engineering in connection with the Jerome Fisher Program in Management & Technology.

Joshua S. Robinson is a co-founder and became Chief Technology Officer of HashWatt in May 2022. He has provided consulting services to HashWatt while serving on its board of directors from May 2018 until the Merger. Prior to joining HashWatt, he was Director of Information Technology for Samuel Coraluzzo Co., Inc., a provider of critical infrastructure in the oil and gas supply chain, from December 2008 to March 2022. Mr. Robinson was an early proponent and investor in blockchain technology. His expertise in cryptocurrency centers around the network protocols as well as self-custody solutions, financial controls and smart contracts.

Non-Employee Directors

Linda M. Fonner is Global Chief Financial Officer of Phillips & Cohen Associates, Ltd., a specialty receivable management company providing customized services to creditors in a variety of unique market segments, since January 2020. Prior to that, she was Finance Director for SEA/India Regions and Managing Director for Singapore for Atotech Limited, a leading chemicals technology company, from December 2017 to December 2019. Ms. Fonner was Head of Internal Controls – MEAI Region for Bristol-Myers Squibb, a global biopharmaceutical company, from May 2013 to September 2017. Prior to Bristol-Myers Squibb, she was Chief Audit Executive at West Pharmaceutical Services, a medical device manufacturer, from January 2007 to February 2013. Ms. Fonner is a licensed CPA and holds certifications in internal audit, information systems, risk management, fraud, compliance and ethics, and project management. She received a B.S. in Accounting from Indiana University of Pennsylvania. We believe Ms. Fonner is qualified to serve on our board of directors due to her experience as a global finance and audit executive advising multi-national businesses on financial reporting, risks, internal controls, and compliance areas for their worldwide operations.

Andrei Kirilenko is a Professor of Finance at the Cambridge Judge Business School at the University of Cambridge, since 2019, and the Founding Director of the Cambridge Centre for Finance, Technology and Regulation, and a Research Fellow in the Financial Economics Programme of the Centre for Economic Policy Research. Prior to that, he was the Director of the Centre for Global Finance and Technology at the Imperial College Business School from August 2015 to July 2019. He was a Professor of the Practice of Finance at MIT Sloan School of Management and Co-Director of the MIT Center for Finance and Policy from January 2013 to August 2015. Prior to MIT, Professor Kirilenko served as Chief Economist of the U.S. Commodity Futures Trading Commission from December 2010 to December 2012, where he used modern analytical tools and methods to design and enforce an effective regulatory regime of financial markets. Prior to that, he spent twelve years at the International Monetary Fund working on financial crises around the world. Professor Kirilenko is a recipient of several academic and professional awards, including the CFTC Chairman's Award for Excellence (highest honor). He received his PhD in Economics from the University of Pennsylvania with a specialization in Finance from the Wharton School. We believe Professor Kirilenko is qualified to serve on our board of directors due to his experience and research involving the intersection of finance, technology and regulation; fintech; asset pricing, data, and digital technologies; and the design of automated financial markets and instruments.

R. Rudolph Reinfrank is the Managing General Partner of Riverford Partners, LLC, a strategic advisory and investment firm which acts as an investor, board member and strategic advisor to growth companies and companies in transition, since 2009. Prior to founding Riverford, Mr. Reinfrank was a co-founder and a Managing General Partner of Clarity Partners L.P., private equity firm focused on media and communications, and a co-founder of Clarity China, L.P., a private equity partnership with investments in Greater China. Prior to joining Clarity, he was a co-founder and a Managing General Partner of Rader Reinfrank & Co., a private equity fund. His prior experience includes roles as an executive, investor, and advisor across a wide range of industries for the Roy E. Disney and Marvin Davis families. Mr. Reinfrank is a member of the board of directors of Mount Logan Capital, a Canada based alternative asset management company (NEO:MLC), Perception Capital Corp. II, a publicly-traded blank check company (Nasdaq: PCCT), and Apollo Investment Corporation, a registered investment company and publicly-traded financial services company (Nasdaq: AINV). Mr. Reinfrank is also a Senior Advisor to Grafine Partners, an asset management firm. Until November 2018, Mr. Reinfrank was a member of the board of directors of Kayne Anderson Acquisition Corp. (Nasdaq: KAAC), chairman of its audit committee, and a member of its compensation committee. Mr. Reinfrank earned a B.A. from Stanford University and an M.B.A. from the UCLA Graduate School of Management. Mr. Reinfrank is qualified to serve on our board of directors due to his investment, strategic advice and counseling background and financing expertise, and his experience as a public company director.

Family Relationships and Other Arrangements

There are no family relationships among our proposed directors and executive officers. All of our directors will be appointed to the Board pursuant to the Merger Agreement.

CORPORATE GOVERNANCE

Board Composition

The Board, which currently consists of Ian Jacobs and Mark Tompkins, will increase from two (2) authorized directors to five (5) authorized directors immediately following the Effective Time. Our bylaws provide that the number of directors may be increased or decreased from time to time by action of the stockholders or of the directors. Directors are elected to the Board at each annual meeting of our stockholders and serve until their successors are elected or appointed, unless their office is vacated earlier. The term of office for each of the directors will expire at the time of our next annual meeting of stockholders.

In connection with the Merger, we expect that we will amend and restate our Certificate of Incorporation to, among other things, provide that the Board will be divided into three staggered classes of directors as follows:

●	the Class I director will be Linda M. Fonner, and her term will expire at the first annual meeting of stockholders to be held after the completion of the Merger;

●	the Class II directors will be J. Kenyon Hayward and Andrei Kirilenko, and their terms will expire at the second annual meeting of stockholders to be held after the completion of the Merger; and

●	the Class III directors will be Derek N. Pew and R. Rudolph Reinfrank, and their terms will expire at the third annual meeting of stockholders to be held after the completion of the Merger.

We expect that our amended and restated Certificate of Incorporation and amended and restated Bylaws to be in effect upon the completion of the Merger will authorize only the Board to fill vacancies on the Board, and any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The classification of our Board may have the effect of delaying or preventing changes in control of the Company.

Transactions with Related Persons

Patricia Acquisition Corp.

On November 13, 2020, the Company issued (i) an aggregate of 4,750,000 shares of Common Stock to Mark Tompkins, a director of the Company, for an aggregate purchase price equal to $475 representing amounts advanced by Mr. Tompkins to the Company in connection with the formation and organization of the Company and (ii) an aggregate of 250,000 shares of Common Stock to Ian Jacobs, an officer and director of the Company, for an aggregate cash purchase price equal to $25, pursuant to the terms and conditions set forth in a common stock purchase agreement with each person. The Company issued these shares of Common Stock under the exemption from registration provided by Section 4(a)(2) of the Securities Act.

On November 13, 2020, in connection with advances made to cover costs incurred by the Company, the Company issued a promissory note to Mark Tompkins, a stockholder and director of the Company, pursuant to which the Company agreed to repay Mr. Tompkins the sum of any and all amounts that Mr. Tompkins may advance to the Company on or before the date that the Company consummates a business combination with a private company or reverse takeover transaction or other transaction after which the Company would cease to be a shell company (as defined in Rule 12b-2 under the Exchange Act). The Company has used the proceeds from the note to cover its expenses. Although Mr. Tompkins has no obligation to advance funds to the Company under the terms of the note, it is anticipated that he may advance funds to the Company as fees and expenses are incurred in the future. As a result, the Company issued the note in anticipation of such advances. No interest shall accrue on the outstanding principal amount of the note unless an Event of Default (as defined in the note) occurs. In the event that an Event of Default has occurred, the entire note shall automatically become due and payable (the “Default Date”), and starting from five (5) days after the Default Date, the interest rate on the note shall accrue at the rate of eighteen percent (18%) per annum. As of March 13, 2022, Mr. Tompkins has advanced $84,920 to the Company to cover expenses incurred by the Company.

The Company currently uses the office space and equipment of its management at no cost.

HashWatt, Inc.

As described above, our proposed new members of the Board are Derek N. Pew and J. Kenyon Hayward, each of whom are directors of HashWatt, and non-employee directors Linda M. Fonner, Andrei Kirilenko and R. Rudolph Reinfrank, who are not current directors of HashWatt. In addition, Derek N. Pew, our proposed Executive Chairman following the Merger, is Executive Chairman of HashWatt; J. Kenyon Hayward, our proposed President and Chief Executive Officer following the Merger, is the President and Chief Executive Officer of HashWatt; William J. Thompson, our proposed Chief Financial Officer following the Merger, is Chief Financial Officer of HashWatt; Michael Burns, our proposed Chief Investment Officer following the Merger, is Chief Investment Officer of HashWatt; and Joseph S. Robinson, our proposed Chief Technology Officer following the Merger, is Chief Technology Officer of HashWatt.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

We do not have any special committee, policy or procedure related to the review, approval or ratification of transactions with related persons that are required to be disclosed pursuant to Item 404(a) of Regulation S-K, other than as required by the General Corporation Law of the State of Delaware.

Director Independence

The Company is not a listed issuer whose securities are listed on a national securities exchange or an inter-dealer quotation system that has requirements that a majority of the board of directors be independent. We evaluate independence by the standards for director independence set forth in the Nasdaq Marketplace Rules. Under these rules, a director is not considered to be independent if he or she also is an executive officer or employee of the Company. Accordingly, one of our current directors, Ian Jacobs, is not an independent director as he also serves as an executive officer of the Company. In addition, all of the directors, except Derek N. Pew and J. Kenyon Hayward, to be elected following the proposed Merger would be considered to be independent directors under the standards for director independence set forth in the Nasdaq Marketplace Rules.

Board Meetings; Annual Meeting Attendance

The Company was formed on November 9, 2020, and selected December 31st as its fiscal year end. The Board did not meet and the Company did not hold an annual meeting during its fiscal year ended December 31, 2021. The Board has conducted all of its business and approved all corporate action during the fiscal year ended December 31, 2021, through unanimous written consents of its directors, in the absence of formal board meetings.

Holders of our securities can send communications to the Board via mail or telephone to the Secretary at the Company’s principal executive offices. The Company has not yet established a policy with respect to our directors’ attendance at annual meetings. A stockholder who wishes to communicate with the Board may do so by directing a written request addressed to our President and director at the address appearing on the first page of this Information Statement.

Committees of the Board of Directors

As our Common Stock is not presently listed for trading or quotation on a national securities exchange or Nasdaq, we are not presently required to have board committees.

The Board performs the functions of the audit committee. The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

 Due to our small size and limited operations to date, we do not presently have a nominating committee or other committee performing similar functions. As we have only two stockholders, we have not adopted any procedures by which security holders may recommend nominees to the Board. We do not have a diversity policy.

Because the Board has not compensated our officers and directors since inception and has no intention of doing so prior to the Merger, we do not have a compensation committee or committee performing similar functions.

Board Leadership Structure and Role in Risk Oversight

Ian Jacobs currently serves as our President, Secretary, Chief Executive Officer, Chief Financial Officer and as a director, and Mark Tompkins currently serves as a director. We do not have a Chairman of the Board or a lead independent director. At present, we have determined that this leadership structure is appropriate for the Company due to our small size and limited operations and resources as a shell company.

The Board recognizes that the leadership structure and combination or separation of the President and Chairman roles is driven by the needs of the Company at any point in time. We have no policy requiring combination or separation of these leadership roles and our governing documents do not mandate a particular structure. This has allowed the Board the flexibility to establish the most appropriate structure for the Company at any given time.

After the closing of the proposed Merger and at least ten (10) days following the mailing of this Information Statement, the Board will be reconstituted to comprise five (5) directors, Derek N. Pew, J. Kenyon Hayward, Linda M. Fonner, Andrei Kirilenko and R. Rudolph Reinfrank.

Legal Proceedings

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of our Common Stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Stockholder Communication with the Board of Directors

Stockholders may send communications to the Board by writing to Patricia Acquisition Corp. 2255 Glades Road, Suite 324A, Boca Raton, Florida, Attention: Board of Directors. Following the proposed Merger, stockholders may send communications to the Board by writing to HashWatt, Inc., Two Bala Plaza, Suite 300, Bala Cynwyd, PA 19004, Attention: Board of Directors.

Executive Compensation

Since our inception, we have not paid any cash or other compensation to our executive officers or directors. We have not established nor maintained any stock option or other equity incentive plans since our inception. In addition, we have not established nor maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement, including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax qualified deferred contribution plans and nonqualified deferred contribution plans. Similarly, we have no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to the named executive officer or any other persons following, or in connection with, the resignation, retirement or other termination of a named executive officer, or a change in control of us or a change in a named executive officer’s responsibilities following a change in control.

Compensation of Directors

No director of the Company has received any compensation of any nature on account of services rendered in such capacity. We have not established a policy to provide compensation to our directors for their respective services in such capacity.

Employment Agreements

We have no employment agreements with our executive officers.

Equity Compensation Plan

In connection with the proposed Merger, we expect that all of HashWatt’s outstanding warrants and options will be exchanged for new warrants and options, as applicable, exercisable for shares of our Common Stock. In connection with the Merger we expect to adopt a new equity incentive plan proposed by HashWatt that would be effective upon completion of the proposed Merger.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Prior to the Proposed Merger

The following table sets forth the number of shares of our Common Stock beneficially owned as of May 13, 2022 by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of Common Stock, (ii) each director and named executive officer of the Company and (iii) all directors and executive officers as a group.

As of May 13, 2022, 5,000,000 shares of our Common Stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC. The address of each stockholder is listed in the table.

Name and Address	Title	Shares of Common Stock Beneficially Owned Pre-Merger	Percentage of Common Stock Beneficially Owned Pre-Merger
Directors and Named Executive Officers:
Ian Jacobs 2255 Glades Road, Suite 324A Boca Raton, FL 33431	President, Secretary, Chief Executive Officer, Chief Financial Officer and Director	250,000	5.0%
Mark Tompkins App 1, Via Guidino 23 6900 Lugano-Paradiso Switzerland	Director	4,750,000	95.0%
All directors and executive officers as a group (2 persons)		5,000,000	100.0%

Other More than 5% Stockholders:
N/A		—	—

Following the Proposed Merger

The following table sets forth anticipated information regarding the number of shares of our Common Stock expected to be beneficially owned as of May 13, 2022, assuming the consummation of the proposed Merger on such date, by (i) each person expected by the Company to be the beneficial owner of more than 5% of the outstanding shares of our Common Stock, (ii) each person expected to be a director or named executive officer of the Company and (iii) all expected directors and executive officers as a group. In determining the percentage of shares of Common Stock beneficially owned, the following table assumes 25,366,655 shares of Common Stock issued and outstanding following the proposed Merger, which includes the anticipated forfeiture and cancellation of 2,177,500 and 25,000 shares of our Common Stock held by Mr. Tompkins and Mr. Jacobs, respectively, but does not include shares of Common Stock to be issued upon the consummation of the Proposed Offering.

One or more persons in the table below may purchase shares of Common Stock in the Proposed Offering or decline to do so, resulting in changes to the percentage of Common Stock that they beneficially own immediately following the Proposed Offering. In addition, other third parties not listed in the table below may acquire shares of Common Stock that may result in beneficial ownership of more than 5% of the outstanding shares of Common Stock prior to or after the Proposed Offering.

Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table would have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table’s footnotes, the address of each stockholder listed in the table is c/o HashWatt, Inc., Two Bala Plaza, Suite 300, Bala Cynwyd, PA 19004.

Name	Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
Expected 5% stockholders
Derek N. Pew (1)	6,540,714	25.8%
J. Kenyon Hayward (2)	5,783,368	22.8%
Michael Burns (3)	1,308,143	5.2%
Grateful Investments Three LLC (4)	2,121,615	8.4%
GVHW Management LLC (5)	2,467,170	9.4%
Bradford F. Johnston (6)	1,427,684	5.6%
Mark Tompkins (7)	2,447,500	9.6%

Expected directors and named executive officers
Derek N. Pew (1)	6,540,714	25.8%
J. Kenyon Hayward (2)	5,783,368	22.8%
Joseph Thompson (8)	592,105	2.3%
Linda M. Fonner	-	-
Andrei Kirilenko	-	-
R. Rudolph Reinfrank	-	-

Expected directors and executive officers as a group (8 persons)	15,041,575	59.3%

Unless otherwise noted, all shares are owned directly of record by the named persons, their spouses and minor children, or by other entities controlled by the named persons.

(1)	Consists of 6,540,714 shares of Common Stock owned by The Pew Companies, LLC, of which Mr. Pew is the sole member.
(2)	Consists of 5,783,368 shares of Common Stock owned by Terralinx, LLC, of which Mr. Hayward is the sole member.

(3)	Consists of 1,308,143 shares of Common Stock owned by Renovo Trust, of which Mr. Burns is a co-trustee.
(4)	Consists of 2,121,615 shares of Common Stock owned by Grateful Investments Three, LLC, of which David Hall is the authorized member. The address of Grateful Investments Three, LLC and Mr. Hall is 2240 Hilltop View Road, Coatesville, PA 19320.
(5)	Consists of warrants to purchase 765,607 shares of Common Stock owned by GVHW Management LLC and 1,701,563 shares of Common Stock owned by GVHW Investors LLC. GVHW Management LLC is the managing member of GVHW Investors LLC and Vince Curran is the authorized member of GVHW Management LLC. The address of GVHW Management LLC, GVHW Investors LLC and Mr. Curran is 1055 Westlakes Drive, Suite 301, Berwyn, PA 19313.
(6)	Consists of 590,137 shares of Common Stock owned by Bradford F. Johnston and 837,547 shares of Common Stock owned by Stoma-Specie LLC. The address of Mr. Johnson and Stoma-Specie LLC is 101 Talbot Blvd, Chestertown, MD 21629.
(7)	Consists of 2,447,500 shares of Common Stock. The address of Mr. Tompkins is App. 1, Via Guidino 23, 6900 Lugano-Paradiso, Switzerland.
(8)	Consists of 275,398 shares of Common Stock owned by Mr. Thompson, 41,309 shares of Common Stock owned by his spouse and 275,398 shares of Common Stock owned by QFT Analytics LLC, of which Mr. Thompson and his spouse are the sole members.

Changes in Control

Except as contemplated by the proposed Merger Agreement, we do not currently have any arrangements which if consummated may result in a change of control of our Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Patricia Acquisition Corp.

Dated: May 13, 2022	By:	/s/ Ian Jacobs
	Name:	Ian Jacobs
	Title:	Chief Executive Officer, President, Chief Financial Officer, Secretary and Director